Martin J Grasso Jr Work History

Summary

Venture investor/asset manager for 35 years. Numerous board positions held over many years in developing/growing companies across a wide range of industries. Presently focused on investments in rapidly growing technology companies in the Personalized Medicine and Health Care industries, assisting entrepreneurs and physicians/scientists in advancing the development of therapeutics and diagnostic tools.

Working on an urgent and important mission to get improved care to patients suffering from rare diseases (especially in the neurodegenerative cohorts) as the Chief Commercial Officer of TMA Precision Health (TMA), a Boston based business, a company that is a spinout of the Brigham and Women's Hospital Translational Medicine Accelerator on whose Board I had the privilege of serving. We are building clinical/genomic patient data sets that inform proprietary Artificial Intelligence models and software that facilitates more precise care paths for patients, better diagnostic tools for physicians, lower costs of care for payers/insurers and more precise and focused data sets for the pharmaceutical industry that yield targeted therapies for patients suffering from the most pernicious neurodegenerative diseases such as pediatric uncontrolled seizure syndrome. We have run a successful pilot program in under resourced patient populations in Latin America, and are bringing our success to the United States to partner with all of the key stakeholders (e.g. patients, providers, payers and pharma) in our urgent mission to help the most underserved cohorts suffering from rare diseases.

I am blessed to be sharing this important mission with a team of brilliant scientists, physicians and software engineers, including the Chief Innovation Officer and the Head of Neuroradiology at MGB (Mass General Brigham), along with the world's most distinguished researchers and patient advocates in the rare disease space.

Experience

TMA Precision Health
Co-Founder and Chief Commercial Officer
August 2018 - Present (6 years 11 months)
Boston, Massachusetts

Co-founder of this personalized medicine healthcare platform company serving the needs of health care institutions, hospitals, medical clinics, health insurers and (most importantly) patients-in-need and related stakeholders in the commercial development of personalized medicine operations integrated into existing provider facilities.

Pearl Street Asset Management LLC
Managing Director
May 2004 - Present (21 years 2 months)

United States

Co-founder and head of strategic planning, marketing and execution of the company's business plan to invest in loans made to rapidly growing technology and life sciences enterprises that are supported by the top performing venture capital investors in the United States and Europe.

GROW Capital Partners LLC
Partner
1990 - 2003 (13 years)
Origination and management of private market Investments.

Education

Harvard University
Bachelor of Arts (B.A.), Government · (1974 - 1978)